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                           November 16, 2023

       Mark Radom
       General Counsel
       Connexa Sports Technologies Inc.
       2709 N. Rolling Road
       Suite 138
       Windsor Mill, MD 21244

                                                        Re: Connexa Sports
Technologies Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on November
8, 2023
                                                            File No. 333-275407

       Dear Mark Radom:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Steven Lipstein